UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549-4631


     DIVISION OF
CORPORATION FINANCE


  Mail Stop 4631

                                               January 18, 2018

  Via E-Mail
  Ms. Rong Rao
  Director
  Jufeel International Group
  58 31 201 Street
  Oakland Gardens, NY 11364

          Re:     Jufeel International Group
                  Draft Registration Statement
                  Submitted December 22, 2017
                  CIK No. 0001725063

  Dear Ms. Rao:

          We reviewed your draft registration statement and have the following comments.
  In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

         Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

         After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

  General

  1. Disclosure on the outside front cover page and elsewhere indicates that the selling security holders may offer and sell the shares of common stock being registered "at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices." Because your common stock is quoted on the OTC Pink, the selling security holders must sell their shares of common stock at a fixed price for the duration of the offering. Please make the appropriate revisions on the front of the registration statement, front cover page of the prospectus, summary and plan of
 Ms. Rong Rao
Jufeel International Group
January 18, 2018
Page 2
    distribution sections to specify the fixed price at which the selling security holders will sell their shares of common stock for the duration of the offering.

2. Please advise whether you have obtained opinion from PRC counsel regarding your compliance with PRC regulations.

Forward Looking Statements, page 5

3. Please remove your references to Section 27A of the Securities Act and
Section 21E
   of the Securities Exchange Act. Since you are a penny stock issuer as defined in Rule
   3a51-1 of the Exchange Act, you are ineligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

We Could Become Involved in Intellectual Property Disputes..., page 11; Intellectual
Property, page 44

4. Clarify what the number of your patent applications is and what the number of your issued patents is.

Our Materials Suppliers May Fail to Meet Our Needs..., page 12; Raw Materials and
Cultivation, page 37

5. Clarify in the risk factors section that you purchase materials from two unrelated party cultivators in Hainan. Additionally, identify the individual aloe vera cultivator in the business section. See Item 101(h)(4)(v) of Regulation S-K.

We may not be able to retain, recruit and train adequate management and production personnel..., page, 13

6. The final sentence of your risk factor disclosure refers to "other backlight producers."
   Please explain or revise this disclosure as it does not appear that you are in the business of producing backlighting products.

Sales by Our Shareholders of a Substantial Number of Shares of Our Common Stock in the Public Market..., page 16

7. Please quantify the number of outstanding shares of common stock held by two of your principal shareholders.

Selling Security Holders, page 20

8. Describe how the selling security holders acquired the securities being offered under this registration statement, including the dates of the transactions and the consideration paid by the selling security holders.
 Ms. Rong Rao
Jufeel International Group
January 18, 2018
Page 3

9. If a selling security holder is a broker-dealer, the prospectus should state that the selling security holder is an underwriter. Additionally, if a selling security holder is an affiliate of a broker-dealer, the prospectus should state that the selling security holder purchased in the ordinary course of business and at the time of purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder cannot provide these representations, the prospectus should state that the selling security holder is an underwriter. Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Business, page 33

10. Please provide an organization chart to reflect your organization structure prior to your reorganization. Please also revise your narrative to better clarify the various mergers.

Raw Materials and Cultivation, page 37; Description of Property, page 47

11. Advise what consideration you have given to filing your various leases as exhibits to the draft registration statement. See Item 601(b)(10) of Regulation S-K.

New Products, page 38

12. Please advise what consideration you have given to filing your partnership agreement with Shenzhen Yiband Technology Co., Ltd. as an exhibit to the draft registration statement. See Item 601(b)(10) of Regulation S-K.

Product Distributions, page 38; Our Major Customers, page 39; Research and Development, page 39

13. Update the disclosures to include the entire fiscal year ended December 31, 2017.

Restriction on Foreign Ownership, page 41; Stringent Environmental Regulations, page
44

14. Given that you are engaged in the cultivation, production, development, and sale of raw aloe vera products and aloe vera based consumer products, the relevance of the references to hog farming and the hog farming industry in these two sections is unclear. Please revise or advise.

Directors and Executive Officers, page 118

15. Describe briefly the business experience of each of your directors and executive officers during the past five years as required by Item 401(e)(1) of Regulation S-K.
 Ms. Rong Rao
Jufeel International Group
January 18, 2018
Page 4

Executive Compensation, page 121

16. Update the summary compensation table to include information for your most recently completed fiscal year, that is, December 31, 2017.

Please provide disclosure required by Item 402(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 121

17. Please disclose identify each beneficial owner of more than five percent of your common stock as required by Item 403 of Regulation S-K. Also, with respect to each such beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment power with respect to the shares held in the name of that entity.

Where You Can Find More Information, page 123

18. The Commission's public reference facility is located at 100 F Street, N.E.,
    Washington, DC 20549. Please revise the disclosure in the first paragraph.

Financial Statements

General

19. Please tell us your consideration of the guidance in Article 5-04 of Regulation S-X for presenting audited parent-only financial statements. In this regard, we note your disclosures on restrictions of the Chinese laws and regulations on the distribution of dividends outside of China as well as asset transfer and currency conversion.

20. We note that you conduct all of your operations in China. We also note that one of the material weaknesses which you identified was that you do not have a chief financial officer that is proficient in U.S. GAAP and SEC reporting. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us information that will help us answer the following questions:

           How do you maintain your books and records and prepare your financial statements? If you maintain your books and records in accordance with U.S.
           GAAP, describe the controls that you maintain to ensure that the activities that you conduct and the transactions that you consummate are recorded in accordance with U.S. GAAP.

           If you do not maintain your books and records in accordance with U.S.
           GAAP, describe the process that you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls that you
 Ms. Rong Rao
Jufeel International Group
January 18, 2018
Page 5
            maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

           What is the background of the people involved in your financial reporting?
           We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person please tell us:

              o what role he or she takes in preparing your financial statements;

              o what relevant education and ongoing training he or she has had relating to U.S. GAAP;

              o the nature of his or her contractual or other relationship to you;

              o whether he or she holds and maintains any professional designations such as certified public accountant (U.S.) or certified management accountant; and

              o about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

           If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

              o the name and address of the accounting firm or organization;

              o the qualifications of its employees who perform the services for your company;

              o how and why they are qualified to prepare your financial statements;

              o how many hours they spent last year performing these services for you; and

              o the total amount of fees that you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

           If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us their names, but please tell us:
 Ms. Rong Rao
Jufeel International Group
January 18, 2018
Page 6

               o why you believe that they are qualified to prepare your financial statements;

               o how many hours they spent last year performing these services for you; and

               o the total amount of fees that you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

21. We note that you do not currently have an audit committee. Therefore, please describe the extent of your current board of directors  knowledge of U.S.
GAAP.

Audit Opinion, page F-2

22. We note your disclosures on pages F-11 and F-39 discussing the factors that raise substantial doubt about the company's ability to continue as a going concern. Please consider adding a risk factor addressing the going concern matters. In addition, please ask your auditor to tell us whether it assessed the company's ability to continue as a going concern and if so, how it concluded that an explanatory paragraph in the audit opinion regarding the company's ability to continue as a going concern was not considered necessary.

Consolidated Balance Sheets, page F-3

23. You disclose on page 33 that as a result of the 1-for-500 reverse split that were effected in February 2017, there were 200,010 common shares issued and outstanding. Please reconcile the disclosure with the number of shares issued and
    outstanding that is disclosed on the balance sheets as of December 31, 2016 and 2015 as well as the number of weighted average common stock issued and outstanding disclosed in the earnings per share table on page F-17.
Consolidated Statements of Income, page F-4
24. We note that you generate revenue from product sales and commission fees. Please tell us how you considered separately disclosing cost of revenue for each of these revenue sources to comply with Rule 5-03(b)(2) of Regulation S-X.

25. Please tell us how you have calculated the amount of net loss attributable to non-
    controlling interests related to Kaifeng Jufeel for all periods presented. Consolidated Statements of Cash Flows, page F-6

26. You have presented changes in current assets and liabilities associated with related parties in the operating section of your cash flow statement. To the extent the changes represent proceeds from and repayments of related party borrowings, please
 Ms. Rong Rao
Jufeel International Group
January 18, 2018
Page 7
    revise to present them as cash flows from financing activities. The same comment applies to your interim financial statements.

Note 22   Subsequent Events, page F-30

27. Please revise your disclosure here and on page F-52 to disclose whether the date through which subsequent events have been evaluated is the date that the financial statements were issued or the date that the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Note 3   Summaries of Significant Accounting Policies, page F-39

28. Please tell us how you considered including a discussion of your accounting policy for allowance for doubtful accounts similar to the discussion on page F-12. Additionally, please revise to disclose your normal and customary payment terms and
    the amount of allowance for doubtful accounts for each period presented as required by ASC 310-10-50-4.

Note 5   Prepayments, page F-43

29. We note your prepayments increased significantly to $2,749,304 at September 30,
    2017 from $803,825 at December 30, 2016. Please expand your disclosure to discuss the nature of the prepayments, the underlying reasons for the material increase in the prepayments, and whether any known material trends exist that are impacting your results of operations. In addition, discuss how you considered recording a reserve for estimated impaired prepayments. In this regard, we note from your disclosure on page F-6 that you wrote off $626,213 and $1,115,561 of your prepayments during
    2016 and 2015.

Recent Sales of Unregistered Securities, page II-1

30. Please revise this section to describe all sales of unregistered securities for the past three fiscal years. Further, please disclose the amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares.
    With regard to issuances of stock to employees, vendors, and consultants for services, please include a specific breakdown of who received shares, when you issued the shares, and the exemption from registration upon which you have relied. See Item
    701of Regulation S-K for further guidance.

Exhibits, page II-2

31. To the extent not disclosed in the notes to your financial statements, please provide the information required by Rule 12-09 of Regulation S-X regarding your valuation and qualifying accounts. See also the guidance in Rule 6-10 of Regulation
S-X.
 Ms. Rong Rao
Jufeel International Group
January 18, 2018
Page 8
        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin W.
Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754
if you have any other questions.

                                          Sincerely,

                                          /s/ Asia Timmons-Pierce, for

                                          Pamela A. Long
                                          Assistant Director
                                          Office of Manufacturing
                                          and Construction